August 2, 2024

Axonic Alternative Income Fund

Supplement to Prospectus dated February 28, 2024

This supplement amends certain information in the Prospectus (the “Prospectus”), dated February 28, 2024, of Axonic Alternative Income Fund. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged.

The expense example tables and related disclosures under the section entitled “Summary of Fees and Expenses – Example:” on page 12 of the Prospectus is deleted and replaced in its entirety with the following:

Example:

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$29	$81	$137	$287
Class A Shares	$75	$126	$194	$374

You would pay the following expenses if you did not redeem your shares:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$29	$81	$137	$287
Class A Shares	$60	$126	$194	$374

The purpose of the example shown above is to assist investors in understanding the various costs and expenses that an investor in the Fund will bear directly and indirectly and demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. In calculating the expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management Fee.”

Investors Should Retain this Supplement for Future Reference